# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zura Bio Limited, CIK 0001855644
CUSIP: G9TY5A101
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 4225 Executive Square, Suite 600, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000078003-23-000060
Filed by CIK 0000078003

## Reporting persons
- Pfizer Inc. 13-5315170: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,970,022; shared voting power 0; sole dispositive power 2,970,022; shared dispositive power 0; aggregate amount beneficially owned 2,970,022 (4.6% of the class)
  Comment: (See row 11) Based on 65,293,530 shares of Class A Ordinary Shares, outstanding as of November 4, 2024 reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission on November 7, 2024 (File No. 001-40598).

## Item 1. Issuer
Name of issuer: Zura Bio Limited
Address of issuer's principal executive offices: 4225 Executive Square, Suite 600, La Jolla, CA, 92037

## Item 2. Person Filing
Name of person filing: Pfizer Inc. ("Pfizer")
Address of principal business office or, if none, residence: 66 Hudson Boulevard East, New York, NY 10001
Citizenship: Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See rows 5 though 11 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Pfizer Inc. 13-5315170: /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (02/12/2025)